UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference, the information and exhibits set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press release of the Company dated January 7, 2009.
EX-99.2 Resignation letter from Mr. B. Ramalinga Raju
EX-99.3 Termination of engagement letter from DSP Merrill Lynch.

Other Events
On January 7, 2009, Satyam Computer Services Limited (the “Company”) issued a press release announcing the resignation of the Chairman of its Board of Directors, B. Ramalinga Raju, from its Board and the receipt of a letter from him regarding financial irregularities. B. Ramalinga Raju intends to continue in his position until such time that any other directors are appointed.
A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference. A copy of B. Ramalinga Raju’s resignation letter is attached hereto as exhibit 99.2 and is incorporated herein by reference.
On January 7, 2009, B. Rama Raju announced his resignation as the Managing Director from the Satyam’s Board of Directors and as the CEO of Satyam. While B. Rama Raju intends to continue as the Managing Director on the Satyam’s Board of Directors until such time that any other directors are appointed, his resignation as the CEO of Satyam is effective immediately. Ram Myanpati, President and whole-time director of Satyam, is acting as interim CEO pending ratification by the Board.
DSP Merrill Lynch, who had been previously appointed by Satyam to assist Satyam conducting a review of Satyam’s strategic options to enhance shareholder value, terminated its engagement with Satyam on January 6, 2009. A copy of the DSP Merrill Lynch letter terminating its engagement by Satyam is attached hereto as exhibit 99.3 and is incorporated herein by reference.
Exhibits:
99.1     Press release of the Company dated January 7, 2009.
99.2     Resignation letter from Mr. B. Ramalinga Raju.
99.3     Termination of engagement letter from DSP Merrill Lynch.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Global Head — Corp. Governance & Company Secretary

Date : January 7, 2009

EXHIBITS INDEX
99.1     Press release of the Company dated January 7, 2009.
99.2     Resignation letter from Mr. B. Ramalinga Raju.
99.3     Termination of engagement letter from DSP Merrill Lynch.